Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES LARGE, HIGH-GRADE INITIAL RESOURCE AT THUNDER CREEK

•                      Resource estimate includes 521,600 ounces Au at average grade of 5.64 gpt in Indicated category and 510,000 ounces Au at average grade of 5.89 gpt in Inferred

•                      200 metre interval around 730 Level drift contains approximately 650,000 ounces averaging close to 6.00 gpt and over 3,250 ounces per vertical metre for all resource categories

•                      Current resource extends to below 900 metre level with potential for discovery of new zones to depth and along strike, as well as to optimize grades, considered excellent

•                      Definition and expansion drilling now in progress

TORONTO, ONTARIO—(Marketwire - November 16, 2011) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced the completion of an initial National Instrument (“NI”) 43-101 resource estimate for the Company’s wholly owned Thunder Creek property located in Timmins, Ontario. The reported resource contains 521,600 contained ounces of gold (“Au”) in the Indicated category and 510,000 ounces Au in the Inferred category as outlined below.

Category	Tonnes	Capped Grade (gpt* Au)	Ounces Au

Indicated	2,877,000	5.64	521,600
Inferred	2,693,000	5.89	510,000

* Grams per tonne

The Thunder Creek resource was estimated using the Inverse Distance to the power 2 (ID2) interpolation method with all gold assays capped to 75 gram metres, and an assumed long-term gold price of US$1,200 per ounce. The base case estimate assumes a cut off grade of 1.50 gpt, which includes 10% internal dilution at 1.75 gpt.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are off to a good start at Thunder Creek in establishing a resource base to support long-life, profitable mining. Through these results, we have succeeded in meeting our objective for total ounces and are very pleased with the resource grades achieved. Of particular importance, the 200 metre interval we have identified between the 600 and 800 metre levels will provide a number of years of efficient, productive mining, that can draw on existing infrastructure and can be advanced quickly towards commercial production, while we continue to build and grow our Thunder Creek and Timmins Mine deposits. This interval will also be a key target as we build throughput to support our ongoing expansion of the Bell Creek Mill, first to a capacity of 3,000 tonnes per day by late next year, and subsequently to 5,500 tonnes per day. We have commenced detailed engineering studies for mining the interval and are also working on an overall scoping study for mining at Thunder Creek and Timmins Mine, which going forward we plan to operate as a single mining operation.

“With the ounces being added today we now have a very solid base of resources at the combined operation and believe that base will grow significantly over the next few years. The intersection of Ultramafic style mineralization 1.9 kilometres below the bottom of the existing resource at Timmins Mine, announced last week, is a good indication of the opportunity that exists to extend these deposits to depth. We have also reported recent drill results showing potential extensions of Thunder Creek mineralization along strike and continue to drill to the southwest on the 144 property. Based on our progress to date, we are extremely confident that with additional work we will establish Timmins West as a large-scale, long-life mining complex in the tradition of the historic Timmins gold deposits.”

The resource estimate was completed using a total of 440 holes of new drilling for 131,431 total metres. Of the new drilling, 89 holes (77,870 metres) were from surface drilling and 351 holes (53,561 metres) were from underground platforms located near the 300 and 730 levels at Thunder Creek. All recent drilling has been focused on a 300 metre strike length to a depth of over 900 metres. Typical drill spacing for Indicated resources is less than 30 metres and for Inferred resources is less than 60 metres. The alteration system that hosts the current resources is open along strike and to depth and, based on this, the potential to discover new zones of mineralization in the area is considered excellent.

The total resources reported are contained in eleven separate zones lying between the 250 level and the 900 metre level. Two key zones were identified in the Porphyry mineralization which account for over three quarters of the total ounces in resource. Average horizontal widths for these two zones are estimated at 14.7 metres and 24.4 metres, respectively. A detailed review of estimated tonnages and grades by zone is presented in Table 1.

While the two key zones cover a total vertical depth of approximately 350 metres, they are most concentrated in a 200 metre vertical interval between the 600 metre and the 800 metre levels. This interval contains 2,371,000 tonnes grading 5.82 gpt (443,400 ounces Au) in the Indicated category and 1,050,000 tonnes grading 6.16 gpt (207,800 ounces Au) in the Inferred category.

Included within the mineral resource estimate is a sensitivity analysis from the base case cut-off grade of 1.5 gpt using various cut off grades between 1.00 and 5.00 gpt. The analysis indicates the robust nature of the overall resource and potential to optimize the mining grade and maximize margins and profitability at increased cut-off grades with little loss of ounces.

Cut-Off Grade (gpt)	Tonnes	Grade (gpt)	Ounces Au
1.0	6,130,000	5.35	1,054,300
1.5 (Base Case)	5,570,000	5.76	1,031,600
2.0	4,975,000	6.24	998,200

3.0	3,982,000	7.18	919,000

5.0	2,423,000	9.25	720,700

Notes:

1.               Grades are capped to 75 gram-metres.

2.               Sums may not add due to rounding

3.               Tonnages and grades are reported on an unclassified basis for information purposes only

The base case resource estimate and sensitivity calculations were completed using an assumed minimum mining width of two metres, US$/C$ exchange rate of 0.93, average production costs of $82.00 per tonne and average processing recoveries of 96.5%. Lake Shore Gold intends to file a Technical Report that is in compliance with the requirements of National Instrument 43-101 (“NI 43-101”) within 45 days of the issue of this news release.

Qualified Persons

The Company’s Overall Qualified Person (“QP”) for the new NI 43-101 Technical Report is Dean Crick, P. Geo, Director of Geology, while the QP for the new resource estimate is Bob Kusins, P. Geo,

Chief Resource Geologist. The resource estimate has also been reviewed by Michel Dagbert, P.Eng of SGS Geostat. Both Mr. Crick and Mr. Kusins are employees of Lake Shore Gold, while Mr. Dagbert is independent of Lake Shore Gold. All three are considered Qualified Persons according to the definitions of NI 43-101. As QPs, they have prepared or supervised the preparation of the scientific or technical information and have verified the data disclosed in this press release.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Thunder Creek Resource - Summary by Zone (November 2011)

		Tonnage	Grade	Ounces	AU Capped Grade	Ounces
Category	Zone	Tonnes	gpt	Uncapped	gpt	Capped
Indicated	PZ1A	1,514,000	6.06	294,900	6.06	294, 900
	PZ1B	958,000	6.88	212,000	5.26	162,100
	PZ1C		0.00	0	0.00	0
	PZ_3		0.00	0	0.00	0
	RZ2	32,000	4.89	5,000	4.89	5,000
	RZ2A	46,000	6.01	8,800	5.02	7,400
	RZ3	140,000	4.96	22,200	4.90	22,000
	RZ3A	147,000	5.32	25,100	5.26	24,800
	RZ3A1		0.00	0	0.00	0
	RZ3B		0.00	0	0.00	0
	RZ5	41,000	4.15	5,500	4.15	5,500
	Total	2,877,000	6.20	573,500	5.64	521,600
Inferred	PZ1A	875,000	7.38	207,500	7.38	207,500
	PZ1B	798,000	6.02	154,700	5.40	138,700
	PZ1C	634,000	5.69	115,900	4.77	97,200
	PZ_3	123,000	3.58	14,200	3.58	14,200
	RZ2	43,000	9.30	12,900	9.30	12,900
	RZ2A		0.00	0	0.00	0
	RZ3	69,000	6.20	13,700	6.18	13,700
	RZ3A		0.00	0	0.00	0
	RZ3A1	24,000	5.44	4,200	5.44	4,200
	RZ3B	57,000	5.18	9,600	5.18	9,600
	RZ5	70,000	5.41	12,100	5.41	12,100
	Total	2,693,000	6.29	544,700	5.89	510,000

Notes:

1.                    CIM definitions were followed for classification of Mineral Resources.

2.                    Mineral Resources are estimated at a cut-off grade of 2.0 g/t Au.

3.                    Mineral Resources are estimated using an average long-term gold price of US$1,190 per ounce, and a US$/C$ exchange rate of 0.93.

4.                    A minimum mining width of 2 metres was used.

5.                    Capped gold grades are used in estimating the Mineral Resource average grade.

6.                    Sums may not add due to rounding.

7.                    There are no Mineral Reserves estimated for the Thunder Creek Property.

8.                    Metallurgical recoveries are assumed to average 96.5%.

9.                    Mining costs are assumed to average $82.00/tonne.

10.     Inclusive of recent development and test stoping.